UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Alexander, Ronald B.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.10 par valu|10/2/9|A   |V|163               |(A)|$6.149     |                   |      |                           |
e                          |7     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|10/2/9|F   |V|76                |(D)|$6.813     |                   |      |                           |
e                          |7     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|1/6/98|A   |V|164               |(A)|$6.4087    |                   |      |                           |
e                          |      |    | |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par valu|1/6/98|F   |V|77                |(D)|$5.9687    |                   |      |                           |
e                          |      |    | |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par valu|4/27/9|S   | |768.3444          |(D)|$7.5625    |                   |      |                           |
e                          |8     |    | |                  |   |           |                   |      |                           |
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Common Stock, $.10 par valu|4/27/9|S   | |269               |(D)|$7.5625    |                   |      |                           |
e                          |8     |    | |                  |   |           |                   |      |                           |
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Common Stock, $.10 par valu|4/27/9|M   | |488               |(A)|$1.363     |                   |      |                           |
e                          |8     |    | |                  |(3)|           |                   |      |                           |
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Common Stock, $.10 par valu|4/27/9|S   | |488               |(D)|$7.5625    |161.922(4)         |(D)   |                           |
e                          |8     |    | |                  |(3)|           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$37.69  |     |    | |           |   |(5)  |4/29/|Common Stock|50,000 |       |50,000      |(D)|            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option |$18.125 |     |    | |           |   |(5)  |7/25/|Common Stock|50,000 |       |50,000      |(D)|            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Cash Comp Replacement |$1.363  |4/27/|M   | |488        |D  |(6)  |(6)  |Common Stock|488    |       |123         |(D)|            |
Option                |        |98   |    | |           |   |     |     |            |       |       |            |   |            |
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Officers Stock Option |$5.50   |7/24/|A   |V|25,000     |A  |(5)  |7/24/|Common Stock|25,000 |       |25,000      |(D)|            |
                      |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Under the Cash Compensation Replacement Plan (CCRP), Mr. Alexander purchased 163 shares of stock. The Company retained 76 shares for withholding taxes, leaving him a total of 87 new shares; (2) Under the CCRP, Mr. Alexander purchased 164 shares of stock. The Company retained 77 shares for withholding taxes, leaving him a total of 87 new shares; (3) Under the CCRP, Mr.
Alexander exercised an option to purchase 488 shares of stock; (4) Shares held in the Company's Deferred Income Plan; (5) 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant; (6) Options granted in lieu of salary or bonus otherwise payable. 80% exercisable upon grant; 90% exercisable 2 years after grant; 95% exercisable 3 years after grant; and 100% exercisable 4 years after grant, no fixed expiration date, exercisable for 3 years after employee's termination.